SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of September, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT N. 33.700.394/0001 -40

REGISTRY OF COMMERCE ENROLLMENT No. 35.300.102.771

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON SEPTEMBER 27, 2007.

VENUE AND TIME: Eusébio Matoso Avenue, 891, 22nd floor, in the City of São Paulo, State of São Paulo, at 1 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Totality of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

I. Elected to the Board of Officers, with term of office until the investiture of the members to be elected by the Board of Directors in a meeting to be held until April 30th, 2008, the following Deputy Officers: LEVI AVILA DA FONSECA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 - 17th floor, bearer of Identity Card RG Nº 09.648.274 -0 IFP/RJ and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 021.473.757 -80; CARLOS HENRIQUE CINTRA PACHECO, Brazilian citizen, single, businessman, domiciled in the city of Ribeirão Preto, State of São Paulo, at Américo Braziliense Street, N. 521 – 1st floor, bearer of Identity Card RG nº 7.620.059 SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 042.584.618 -06; NABIL DANIEL SAAB, Lebanese citizen, married, bank worker and businessman, domiciled in the city of Salvador, State of Bahia, at Antonio Carlos Magalhães Avenue, N. 585, bearer of Identity Card RNE nº 523.203 -1 SE/DPMAF/DPF and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 071.043.738 -81; RODNEI BERNARDINO DE SOUZA, Brazilian citizen, judicially separated, statistics worker, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 - 17th floor, bearer of Identity Card RG N.º 19.495.737 SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 108.114.418 -14 and ANDREA CARPES BLANCO, Brazilian citizen, judicially separated, economist, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 - 17th floor, bearer of Identity Card RG 8.383.869 -8 IFP/RJ and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 016.661.217 -03.

II. Approved the promotion of Mr. ROGÉRIO PAULO CALDERÓN PERES, Brazilian citizen, married, businessman and accountant, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, 891 - 22nd floor, bearer of Identity Card RG N. 05.212.295 -SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 035.248.608 -26, from Officer to Executive Officer.

III. Appointed, as Chairman of the Audit Committee, Mr. ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the city of São Paulo, State of São Paulo, at Eusébio Matoso Avenue, N. 891 - 22nd floor, bearer of Identity Card RG N. 14.189.351 -SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under N. 090.997.197 -87. Registered, also, in the present minutes the mention of gratefulness for Mr Gabriel Jorge Ferreira, who had the incumbency of Chairman of the Audit Committee since its constitution, in 2004, until the present date. Mr. Gabriel Jorge Ferreira maintains his position as member of the Audit Committee.

IV. The Directors approve the creation and institution of the Unibanco Conglomerate Ombuds, which will act, from the date hereof, on behalf of all the institutions integrated in the same economic group of the Corporation, with its duties set forth by the Resolution (Resolução) of the Conselho Monetário N. 3.477 of July 26th, 2007.

The institutions integrated in the Unibanco Conglomerate shall ratify their assenting to the Unibanco Conglomerate Ombuds, in accordance with the Paragraph 3rd of the Article 3rd of the Resolution (Resolução) of the Conselho Monetário N. 3.477 of July 26th, 2007, wording given by the Resolution N 3.489 (Resolução) of the Conselho Monetário, of August 29th, 2007.

All provisions related to Unibanco Conglomerate Ombuds, including the duties of the Ombuds, the appointment and dismissal criteria of the Ombudsman and the end term of his office, as well the appointments to be assumed by the institutions regarding the operation and performance of the Ombuds, among others, will be included in the By-Laws of the Corporation in the first amendment which may occur as from the date hereof.

São Paulo, September 27th, 2007. Authorized Signatures: Pedro Sampaio Malan, Pedro Moreira Salles, Arminio Fraga Neto, Francisco Eduardo de Almeida Pinto, João Dionísio Filgueira Barreto Amoêdo, Joaquim Francisco de Castro Neto, Guilherme Affonso Ferreira, Israel Vainboim and Pedro Luiz Bodin de Moraes.

This minute is an exact copy of the original transcribed in the proper Corporate Book.

São Paulo, September 27, 2007

_________________________________                                   _________________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.